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Two Trees Roastery

Portland, OR
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Early Investor Bonus: The investment multiple is increased to 2× for the next $7,500 invested.
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THE PITCH
Two Trees Roastery is seeking investment to purchase equipment.
Generating RevenueOperating Pop-ups
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THIS IS US!
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OUR STORY

Two Trees Roastery is a cooperative project between two brothers, Aaron and Christian Taggart. Our goal is to contribution to coffee culture, but to create a sanctuary for equality and help others pick themselves back up

Two Trees to us defines a threshold or starting point to anything and everything.
We want to be a part of that new journey. Let us be a new beginning for you and let it start with a fine cup of co This is a preview. It will become public when you start accepting investment.
THE TEAM
Aaron Taggart
Co-Owner, Master Roaster
Christian Taggart
Co-Owner
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OUR MISSION

Creating and expanding love, understanding and respect of everyone's differences. We strive to make our coffe want to start learning or expand their knowledge in the Coffee-Market.

Short Term: To provide a place for community to enjoy the company's product in a comfortable familiar space. shop and provide coffee and space to learn, work or relax.

Long Term: To Provide Quality roasted coffee to multiple coffee shops world-wide. To become a company that want to start learning or expand their knowledge in the Coffee-Market.

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BUISNESS PLAN

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

pop-up booth $1,000

Mainvest Compensation $900

professional website redesign $2,000

inventory $3,500

packaging/labeling, equipment $3,000

marketing & SEO $4,000

designer $600

Total $15,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$75,000	$82,500	$88,275	$92,688	$95,468
Cost of Goods Sold	$17,677	$19,444	$20,805	$21,845	$22,500
Gross Profit	$57,323	$63,056	$67,470	$70,843	$72,968

EXPENSES

Rent	$18,000	$18,450	$18,911	$19,383	$19,867
Utilities	$780	$799	$818	$838	$858
Insurance	$0	$0	$0	$0	$0
Repairs & Maintenance	$0	$0	$0	$0	$0
Operating Profit	$38,543	$43,807	$47,741	$50,622	$52,243

This information is provided by Two Trees Roastery. Mainvest never predicts or projects performance, and has forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $15,000

Maximum Raise $20,000

We expect to launch no later than 02/10/2022. We are currently in the R&D stage of finding our Coffee Roast I result by 01/30/2022.

The only operating history that we have is, the start and continuation of building our company from the establis

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you Note is not like that at all. The ability of Two Trees Roastery to make the payments you expect, and ultimately t on a number of factors, including many beyond our control.

Limited Services

Two Trees Roastery operates with a very limited scope, offering only particular services to potential clients, ma customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these cor additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new er Roastery competes with many other businesses, both large and small, on the basis of quality, price, location, ar customer preference away from Two Trees Roastery's core business or the inability to compete successfully ag could negatively affect Two Trees Roastery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Two Trees Roastery's management or vote on and/c regarding Two Trees Roastery. Furthermore, if the founders or other key personnel of Two Trees Roastery were become unable to work, Two Trees Roastery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large Trees Roastery and the key persons will have no control. Changes in assumptions or their underlying facts coul the extent that the assumed events do not occur, the outcome may vary significantly from the projected outco assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Two entity and therefore has no operating history from which forecasts could be projected with

Trees Roastery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resum
the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Two Tree
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds c
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annu
audited by an independent accounting firm). Although Title III does require extensive information, it is possible
decision if you had more information.

Lack of Ongoing Information

Two Trees Roastery will be required to provide some information to investors for at least 12 months following th
is far more limited than the information that would be required of a publicly-reporting company; and Two Trees
providing annual information in certain circumstances.

Uninsured Losses

Although Two Trees Roastery will carry some insurance, Two Trees Roastery may not carry enough insurance t
business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at lea
Two Trees Roastery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consume
antitrust laws, and health care laws, could negatively affect Two Trees Roastery's financial performance or abili
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Two Trees Roastery's management will coincide: you both wa
successful as possible. However, your interests might be in conflict in other important areas, including these: Y
act conservative to make sure they are best equipped to repay the Note obligations, while Two Trees Roastery
invest in the business. You would like to keep the compensation of managers low, while managers want to mak

Future Investors Might Have Superior Rights

If Two Trees Roastery needs more capital in the future and takes on additional debt or other source of financi

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Two Trees Roastery, and the revenue of Two Trees Roaste disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And beca so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of Two Trees Roastery to banks, commercial finance lende institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that that the representative will do things you believe are wrong or misguided. If an event of default has occurred a appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Two Trees Roastery. Mainvest never predicts or projects performance, and has information. For additional information, review the official Form C filing with the Securities and Exchange Com This is a preview. It will become public when you start accepting investment.

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